EXHIBIT 99.1

B2Gold Releases its Seventh Annual Responsible Mining Report and its Second Annual Climate Strategy Report

VANCOUVER, British Columbia, May 16, 2023 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO) (NYSE AMERICAN: BTG) (NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce that it has published its seventh annual Responsible Mining Report entitled “Raising the Bar” (the “Report”), which details B2Gold's global economic contributions and its environmental, social, and governance management practices, together with the Company's performance against key indicators in 2022.

B2Gold is also pleased to announce that it has published its second annual Climate Strategy Report. The 2022 Climate Strategy Report is the Company’s second annual report in line with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). The Climate Strategy Report presents stakeholders with an understanding of how B2Gold takes action to manage its climate impacts and climate-related risks to the Company.

To view or download a copy of the Responsible Mining Report and Climate Strategy Report and all other documents referred to in this press release, please visit www.b2gold.com/responsible-mining/esg-reporting-portal/. All dollar figures are in United States dollars unless otherwise indicated.

In announcing the release of the reports, Clive Johnson, President & CEO of B2Gold, stated, “At B2Gold, responsible mining is a fundamental aspect of our organizational culture and has been since the formation of our Company over 15 years ago. We pride ourselves on being able to manage accretive growth and development whilst remaining dedicated to upholding and integrating our high sustainability standards. Our dynamic, and sometimes contrarian approach, takes discipline – discipline to venture into new places, pursue challenging opportunities, and to find innovative solutions to the obstacles of today. As we reflect on the 2022 year, I would like to commend our global teams for the work they have done to enhance our social and environmental performance as we continue to raise the bar on our own performance and set ambitious goals for our future. One of these goals is responding to the challenges of the climate emergency through the implementation of our Climate Strategy, and following this strategy with action. In 2023, we will be moving forward with the expansion of the Fekola solar plant in Mali, with construction expected to begin in the third quarter. The expansion is projected to increase solar power capacity by 22 megawatts, reduce GHG emissions by approximately 24,000 tonnes per year and reduce heavy fuel oil consumption by an average 7.6 million litres per year. B2Gold’s Climate Strategy will best position us and our stakeholders to continue to thrive as society transitions to a low-carbon economy.”

Highlights from the 2022 “Raising the Bar” Responsible Mining Report

Economic Contribution

As a responsible gold miner, B2Gold aims to create and distribute economic value among its stakeholders. The Company’s successful business results in 2022 are celebrated by its shareholders along with the many stakeholders in the countries, regions, and communities where it operates. B2Gold’s economic performance is measured by the economic value that it generates for others, including payments to governments through taxes and royalties, local hiring and procurement, and investment in communities. In 2022, B2Gold:

  Achieved a seventh consecutive year of meeting or exceeding annual production guidance, with a total gold production of 1,027,874 ounces1;
  Generated $1.73 billion in annual revenue;
  Paid $148 million in employee wages and benefits;
  Spent $8.6 million on community investment; and
  Paid $382 million to governments (through taxes and royalties).

B2Gold is committed to maximizing local and national economic benefits from its contracting and purchasing. The Company is conscious of the high priority that host communities and governments place on local procurement, which is why it gives preference to local businesses where possible, provided they meet minimum safety, quality, ethical, and cost requirements, in sourcing the goods and services necessary to run its operations. In 2022, over 62% of goods and services were procured from local and host country businesses. Several 2022 success stories are outlined in the Report.

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1 Includes 54,871 ounces of attributable production from Calibre Mining Corp.

People

As a reputable corporate citizen, B2Gold generates local employment and opportunities for people to develop their careers; trains employees to acquire new skills; and opens doors to women, under-represented groups, and previously-disadvantaged people. The Company fosters positive and productive engagement with employees and provides safe workplaces, and believes that investing in people attracts and retains talented individuals and assists in their abilities to provide for themselves, their families, and their futures.

At the end of 2022, B2Gold employed 4,995 people across all operations, which comprised 4,836 direct employees and 159 supervised labour employees. The Company continues to maintain high local employment rates by targeting recruitment efforts at regional and national levels. Across all operations, 97% of the total workforce was comprised of local employees, and 65% of senior management at operations was local.

B2Gold implemented a three-year Equity, Diversity and Inclusion (“EDI”) Strategy in 2020 through to 2022. As part of this work, an EDI Workplaces Policy and a Diversity Policy for Board and management-level positions were implemented. The Diversity Policy established targets for 30% female representation on the Board and in management-level positions. In discussing the EDI Strategy, Clive Johnson stated, “Improving equity and diversity outcomes are a major area of focus for B2Gold as we move towards our goals of 30% female representation in Board and management-level positions. We recently achieved one of these milestones with the appointment of Lisa Pankratz to our Board of Directors on January 1, 2023. Increasing the number of women in leadership positions sends a strong message throughout our organization that B2Gold values a diverse workforce.”

Health and Safety

As a result of B2Gold’s focus on injury prevention, the Company is once again pleased to report that it has maintained a zero-fatality workplace (for the seventh consecutive year), and in 2022 further reduced its injury frequency rates with a Lost Time Injury Frequency Rate of 0.05, and an Injury Severity Rate of 1.79.

Despite a slight increase in the Total Recordable Injury Frequency Rate to 0.31 in 2022, up from 0.27 in 2021, B2Gold’s injury frequency rates remain amongst the lowest in the mining industry. While B2Gold’s safety performance remains strong, the Company’s goal continues to be injury and illness prevention and sending everyone ‘HOME-SAFE’.

Environment

In 2022, B2Gold developed a Sustainability Strategic Plan (“Strategic Plan”), which identifies key environmental and social aspects for improvement and defines specific objectives for its operations. The Strategic Plan provides a road map for improved environmental and social risk management and performance in line with the Company’s ESG priorities.

The Company’s water management commitment includes understanding the availability and uses of water within the watersheds where it operates and develops management methods that reduce or mitigate its impacts on water quality and quantity. In early 2023, B2Gold began the implementation of a Global Water Strategy, in line with the International Council on Mining and Metals’ water stewardship framework, in order to reduce water-related risks throughout the business and to improve water management performance.

B2Gold’s updated Climate Strategy Report contains a detailed description of the governance and oversight of the climate strategy, summary of the physical and transition risk assessment and climate scenario analysis, decarbonization pathway, and climate targets and metrics.

Communities

B2Gold maintains its social licence to operate by building trust-based relationships with stakeholders and implementing community investment activities based on local ownership and development priorities. Highlights of the 2022 community investment programs include:

  Fekola’s social investment activities have improved access to safe water and access to primary health care through the construction of two health centres, livelihood opportunities through women’s gardening and poultry/fish farming projects, and school admissions through the construction of two schools. B2Gold, in partnership with Global Affairs Canada, is also supporting the FEMA Project (Femmes et Enfants des Communautés Minières Artisanales), which aims to improve conditions for women and children living in artisanal mining communities within the Fekola Mine’s area of influence.
  At Masbate, community investment focused on education, access to health services and facilities, enterprise development, livelihood development, and training. Masbate is partnering with the Philippines Department of Information and Communications Technology on the Digital Jobs Project. The project provides training to community members in various technical courses such as virtual assistance, web development, search engine optimization, graphic design, e-commerce, and online bookkeeping.
  Otjikoto supported early childhood development programs, primary and secondary schools, vocational training, and small-scale enterprise development in 2022. The Company continued its multi-year partnership with UNICEF to support UPSHIFT, a social innovation and entrepreneurship program designed to build skills and create opportunities for young people.

Approach to Reporting

B2Gold is committed to the transparency of its sustainability risks, management, and performance. The Report is aligned with the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board Standard. The Company firmly believes that the mining industry has an opportunity to contribute positively to the United Nations Sustainable Development Goals and it has reported its contribution in this regard since 2018.

Highlights from the 2022 Climate Strategy Report

2022 Highlights

  B2Gold committed to a greenhouse gas (“GHG”) emissions reduction target of a 30% reduction in Scope 1 and 2 emissions by 2030 against a 2021 baseline.
  Conducted climate scenario analysis workshops with each of our operations to identify relevant threats and opportunities as posed by climate change and the low-carbon transition and prioritize these risks according to the amount of impact they may have on the site, and the type and amount of action required to address the risk.
  Reviewed risk management processes to ensure inclusion of climate-related risks in the site risk management and Enterprise Risk Management processes.
  The Otjikoto operation commissioned its connection to the Namibian grid, which is estimated to reduce annual power generation emissions by more than 30% due to renewable energy sources within the Namibian grid.
  The total Scope 1 and 2 GHG emissions (for the Fekola, Masbate and Otjikoto operations) and emissions intensity both increased slightly from 2021. The Scope 1 and 2 GHG emissions was an estimated 739 thousand tonnes carbon dioxide equivalent (“CO2e”) in 2022 (versus 722 thousand tonnes in 2021). The Company’s consolidated GHG emissions intensity was 0.76 tonnes CO2e per gold ounce produced in 2022 (versus 0.73 in 2021) due to expansion activities in Mali.
  The proportion of electricity generated from renewable sources increased significantly to 14.3% in 2022 from 9.5% in 2021, for consolidated operations.

Looking Forward – 2023 and Beyond

  In order to achieve the Company’s GHG emissions reduction target, B2Gold is pursuing various initiatives to increase the proportion of renewable energy sources in its electricity supply, to electrify operations, and to improve energy efficiency.
  The Company is moving forward with the expansion of the Fekola solar plant in Mali, with construction expected to begin in the third quarter of 2023. The expansion is projected to increase solar power capacity by 22 megawatts, reduce GHG emissions by approximately 24,000 tonnes per year, and reduce heavy fuel oil consumption by an average 7.6 million litres per year.
  In 2023, all operations will develop site-specific Climate Action Plans, building on the commitments of the global climate strategy and ensuring site ownership in the identification and implementation of local climate actions.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines and numerous exploration and development projects in various countries including Canada, Mali, Finland and Uzbekistan. B2Gold forecasts total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023.

ON BEHALF OF B2GOLD CORP.

"Clive T. Johnson"
President & Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 16, 2023 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statement”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, and including, without limitation: total consolidated gold production of between 1,000,000 and 1,080,000 ounces in 2023; the Company reducing its GHG by 30% by 2030 against a 2021 baseline; the Fekola solar plant expansion increasing solar power capacity by 22 MWac, reducing GHG emissions by approximately 24,000 tonnes per year and reducing heavy fuel oil consumption by an average 7.6 million liters per year; and construction of the Fekola solar plant expansion project beginning in the third quarter of 2023 and completing in the third quarter of 2024. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com